Exhibit 99.1

Sierra Metals Significantly Increases Mineral Resource Estimate for Cusi Silver Mine, Mexico

  Total Measured and Indicated Resources increased 18% to 5,356,000 tonnes from 4,557,000 tonnes previously reported; and Total Inferred Resources increased 200% to 4,893,000 tonnes from 1,633,000 tonnes previously reported
  Total Measured Mineral Resources for Cusi are 850,000 tonnes averaging 213 g/t silver, 0.06 g/t gold, 0.26% lead and 0.30% zinc, and 231 g/t silver equivalent
  Total Indicated Mineral Resources for Cusi are 4,506,000 tonnes averaging 176 g/t silver, 0.13 g/t gold, 0.54% lead, 0.63% zinc and 212 g/t silver equivalent
  Total Inferred Mineral Resources for Cusi are 4,893,000 tonnes averaging 146 g/t silver, 0.18 g/t gold, 0.43% lead, 0.69% zinc and 183 g/t silver equivalent
  The updated Resource Estimate has incorporated new exploration drilling, sampling, and underground mapping information into the geologic interpretation and grade estimations, thereby providing more refined resource models in the Santa Rosa de Lima and Northeast-Southwest zones

TORONTO--(BUSINESS WIRE)--November 18, 2020--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) ("Sierra Metals" or "the Company") has updated its Mineral Resource Estimate at the Company's Cusi Mine, located in Chihuahua State, Mexico.

The updated Mineral Resource Estimate disclosed herein is the result of drilling programs completed between January 2018 and August 2020.

The Company believes that the Santa Rosa de Lima zone and the Northeast-Southwest demonstrates strong potential for further structural extensions of high-grade zones at the Company's Cusi Mine. Conversion of some of the higher grade to measured and indicated resources has been the priority for the Cusi exploration efforts.

A Technical Report prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101 standards of disclosure has been completed and will be filed on SEDAR within 45 days of this news release. The Mineral Resource estimate contained in the technical report was completed by Giovanny Ortiz, Principal Consultant (Geology), a representative of SRK Consulting (USA) Inc.

"Sierra’s management team is extremely pleased with the increases realized in the measured and indicated resources, and the significant increase in the inferred resources reported in this resource estimate for the Cusi Mine,” stated Luis Marchese, CEO of Sierra Metals Inc. “When compared to the previous estimate filed in February 2018, the Company saw an 18% increase to the measured and indicated resource tonnage and a 200% increase in the inferred resource tonnage. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Cusi Mine, which included the Santa Rosa de Lima Zone as well as the Northeast-Southwest zone, which have strong potential for further structural extensions of high-grade zones.”

Mr. Marchese continued, “The Company remains committed to resource growth through brownfield exploration and this resource estimate confirms the presence of additional high-quality tonnage at the Cusi Mine allowing the Company to study the potential for production increases going forward. We remain committed to brownfield exploration programs at the Cusi mine with the aim of further mineral resource expansions.”

Mr. Marchese concluded, “This updated mineral resource estimate is the foundation of our upcoming Preliminary Economic Assessment update that will help us to determine the most capital efficient expansion scope for the Cusi mine, in a similar way that we have evaluated the Yauricocha Mine in Peru and Bolivar Mine in Mexico.”

Mineral Resource Estimate

The update of the Mineral Resource Estimate was conducted by Giovanny Ortiz of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument NI 43 101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

This release features mineral resources reported from models reviewed and estimated by SRK using criteria determined by the Company and SRK to be reasonable for reporting of these resources.

SRK has worked with the Company’s personnel to review the geology models, and independently estimated and reported the mineral resources for Cusi. Geology models were developed internally by the Company’s geologists and were reviewed by SRK. In all, there are thirty-eight individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. The resource is supported by a database featuring over 233,750 meters of drilling and over 23,800 meters of channel sampling in mine development.

The block models were created by SRK and have been estimated using inverse distance squared methods. SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These methods include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block estimates vs. composites. The models have been depleted for previous production and reported within the boundaries of Sierra Metal’s mineral titles. The mineral resources have been estimated and reported in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices, November 29, 2019” guidelines.

The August 31, 2020, consolidated mineral resource statement for the Cusi Mine area is presented in Table 1.

Table 1: Consolidated Cusi Mineral Resource Estimate as at August 31, 2020 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Measured	850	213	0.06	0.26	0.30	231	5.82	1.71	4.91	5.64	6.30
Indicated	4,506	176	0.13	0.54	0.63	212	25.45	18.52	53.35	62.34	30.73
M+I	5,356	182	0.12	0.49	0.58	215	31.26	20.22	58.26	67.99	37.04
Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Inferred	4,893	146	0.18	0.43	0.69	183	23.00	27.70	46.07	74.81	28.82
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86.41/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

*

Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb 0.91), Zinc (US$/lb 1.07) and Gold (US$/oz 1,541.00). Source: CIBC Global Mining Group, Consensus Forecast, September 30, 2020

The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.
**	Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Americo Zuzunaga
V.P., Corporate Planning
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777